August 17, 2015

Via EDGAR and Hand Delivery

Barbara C. Jacobs Assistant Director Office of Information Technologies and Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3628

Re:	Computer Sciences Government Services Inc. Registration Statement on Form 10 Filed July 10, 2015 File No. 001-37494
Dear Ms. Jacobs:
We refer to the letter dated August 6, 2015 (the “Comment Letter”) to Computer Sciences Government Services Inc. (the “Company”) setting forth the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on the Company’s Registration Statement on Form 10, File No. 001-37494, filed on July 10, 2015 (the “Registration Statement”).
Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Registration Statement.
The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth below, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the Information Statement.
Exhibit 99.1
General

1.
Where appropriate, please disclose why you decided to effect the spin off at this time and the relevant factors you considered with regard to timing. Also disclose any other strategic alternatives you considered and why these were not pursued.

Response: The Company has revised its disclosure on pages 38 and 39 to include the views of the Company’s management on the factors the Company believes are relevant to a consideration of the timing of the spin-off, as well as factors considered by the CSC board in examining strategic alternatives and determining to pursue the spin-off.

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Risk Factors
Risks Relating to Our Business
Our U.S. federal government contracts may be terminated..., page 15

2.
You state in the third sentence of this risk factor that your agreements with U.S. federal government agencies typically contain provisions permitting termination for convenience. Please provide an indication of the revenue derived from agreements that include this type of provision. Similarly, in the last sentence of this risk factor, provide an indication of the revenue derived from state and local government contracts subject to termination risks.

Response: Virtually all of the Company’s U.S. federal government contracts and subcontracts, as well as the Company’s state contracts contain termination for convenience clauses, and accordingly include all the associated revenues. Local contracts also typically contain termination for convenience clauses. See the Company’s response to Comment 9 below for a discussion of termination for convenience clauses in U.S. federal government contracts. In the last five years our customers have terminated a contract or task order for convenience 11 times resulting in an average loss of less than 1% per year of our total revenue during that period. During the same period no state or local contracts have been terminated for convenience.
The Company has revised its disclosure on pages 18 and 19 to address the Staff’s comment.
We have contracts with the U.S. federal government that are classified. . . , page 19

3.
You disclose that you derive a portion of your revenues from classified programs with the U.S. federal government and that investors may have less insight into your classified programs than your other programs and therefore less ability to fully evaluate the risks related to your classified business. Please tell us what consideration you gave to providing quantitative information regarding the portion of your revenues generated from classified programs so that readers may better understand the scope of this risk.

Response: The Company has revised its disclosure on page 22 to address the Staff’s comment.
Risks Relating to the Spin-Off, page 26

4.
You disclose on page 5 that Mr. Lawrie, your Chairman, will remain Chief Executive Officer of CSC after the distribution. He is also a director of CSC. Please tell us what consideration you gave to adding a risk factor to highlight potential challenges as a result of Mr. Lawrie’s continuing positions at CSC.

Response: The Company has revised its disclosure by adding a new risk factor on page 33 to address the Staff’s comment.
Risks Relating to Our Common Stock and the Securities Market, page 30

5.
It appears from your disclosure on page 6 that following the Distribution, the combined value of CSC and your common stock could be less than the trading price of CSC in absence of the spin-off. Please

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tell us what consideration you gave to including a risk factor or expanding an existing risk factor to highlight this risk to investors as a consequence of the spin-off.
Response: The Company has revised its disclosure by adding a new risk factor on pages 34 and 35 to address the Staff’s comment.
The Spin-Off, page 34

6.
In the first bullet point, you disclose that strategic focus and flexibility is a potential benefit of this proposed transaction. Please expand to disclose with greater specificity how operating as an independent entity would enhance your focus and strategic flexibility.

Response: The Company has revised its disclosure on pages 38 and 39 to address the Staff’s comment.
Unaudited Pro Forma Combined Financial Statements, page 46

7.	Please revise to include a pro forma adjustment reflecting the $1.5 billion special dividend expected to occur concurrently with the distribution. Refer to Rule 11-02(b)(6) of Regulation S-X.
Response: To address the Staff’s comment, the Company has updated its disclosure on pages 50-58 to reflect currently anticipated adjustments that are directly attributable to the spin-off and factually supportable including for the $1.5 billion special dividend expected to occur concurrently with the distribution.

8.
We note your disclosure that after the separation, subject to the terms of the Master Separation and Distribution Agreement, all costs and expenses related to ongoing support of a standalone company, including certain one-time separation costs incurred after the Distribution Date, will be your responsibility. Please revise to separately disclose, as a footnote to the pro forma financial statements, any material nonrecurring charges and related tax effects which result directly from the transaction and which will be included in the income of the company within the 12 months succeeding the transaction. Please refer to Rule 11-02(b)(5) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment. At this time, the Company has not identified material nonrecurring charges resulting directly from the spin-off to be included in the income of the Company during the 12 months immediately following the spin-off. If the Company subsequently determines that there are expected to be material nonrecurring charges during the 12 months immediately following the spin-off, the Company will separately disclose those charges in a footnote to the pro forma financial statements.
Overview, page 51

9.
You mention the predictability of government contracts in the fifth paragraph in this section. However, your risk factors on pages 14 and 15 highlight the termination provisions for convenience and the existence of option periods in your agreements, which appear to limit the certainty of your revenues. Please balance your disclosure on page 51.

Response: The Company has revised its disclosure on page 59 to address the Staff’s comment.
Business Environment and Competitive Landscape

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Market Overview, page 52

10.
Regarding the industry data and other research you cite in your prospectus by Deltek and Gartner, please include the dates of any such reports and provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted and mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus. Also disclose whether any of the data was prepared for you or for this transaction.

Response: The Company has revised its disclosure to delete the Deltek and Gartner references to address the Staff’s comment.
Matrix Operating Model: Industries and Offering Solutions
Defense and Intelligence Agencies, page 55

11.
Please provide support for your claim of leadership in the third paragraph in this section. Also provide support for your belief that the New York State of Health exchange is considered the most successful in the nation. Finally, provide support on page 58 for your claim that the NCTracks program is the most complex IT project in North Carolina history, that it saves $3 million per month, and pays faster and more often.

Response: The Company is supplementally providing the Staff the following information to substantiate statements made in the Information Statement:
The statement on page 60 that we are the leading supplier of ship design and engineering services for the Naval Sea Systems Command (NAVSEA) is based on funding reported in the Federal Procurement Data System—Next Generation (FPDS-NG), the federal government procurement database. On December 18, 2008, three contractors (CSC, Alion Science & Technology, and Gryphon Technologies) were awarded contracts for support to the NAVSEA Research and Systems Engineering Directorate (SEA 05) for Ship Design and Engineering Support Services. These contracts cover all the required services in support of ship design and acquisition engineering for NAVSEA acquired ships. The FPDS-NG records for spending under these contracts for CSC and two other awardees show that cumulative obligations to CSC under this contract, as of June 2015, were the greatest among the three awardees.
The statement on page 61 that we believe the New York State of Health exchange is considered one of the most successful in the nation is based on publicly available statements about enrollment, competitiveness and user satisfaction, including an April 16, 2014 press release and July 29, 2015 press release by the New York State of Health as well as an issue briefing (2014) and state marketplace statistics (2014) provided by the Kaiser Family Foundation, a health policy research organization.
The statement on page 64 that the NCTracks program is the most complex IT project in North Carolina history, that it saves $3 million per month, and pays faster and more often is based on a June 30, 2014 North Carolina Department of Health and Human Services press release and a letter from the Secretary of the North Carolina Department of Health and Human Services to the Co-Chairs of the North Carolina Joint Legislative Program Evaluation Oversight Committee (2014).
Legal Proceedings

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Strauch et al. Fair Labor Standards Act Action, page 67

12.	You disclose that this class action seeks overtime wages. Please disclose the specific relief sought, including any liquidated or punitive damages. Refer to Item 103 of Regulation S-K.
Response: The Company has revised its disclosure on page 75 to address the Staff’s comment.
NetCracker Technology Corp., page 68

13.	We note the disclosure that single damages “could be” $15.45 million. Please explain why damages are not stated with certainty and whether the amount could be materially higher.
Response: The government has not yet filed a lawsuit making any particularized claims. The Company will not be in a position to state with additional certainty damages unless and until the government ultimately determines to make such a claim. The amount disclosed was cited by the government in correspondence suggesting it was the upper end of amounts the government is likely to assert. As already disclosed, if a False Claims Act claim is ultimately successful, the government could recover three times its damages plus penalties.
The Company has revised its disclosure on page 76 to address the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations,
Key Performance Indicators, page 72

14.
You indicate that you monitor new contract wins in assessing your ability to compete. Please tell us what consideration you gave to quantifying new contracts for this and the 2013 and 2014 fiscal years. In this regard, we note the disclosure of the value of new contracts won by the NPS segment on page 33 of CSC’s Form 10-K for the fiscal year ended April 3, 2015.

Response: In response to the Staff’s comment, the Company has revised its disclosure in “Results of Operations” on page 84 to quantify new or recompeted contract wins in fiscal years 2015, 2014, and 2013.
Fiscal 2015 Highlights, page 72

15.	We note from footnote (4) on page 74 that backlog disclosure includes unfunded portions of government contracts. Please disclose this amount, in accordance with Item 101(c)(1)(viii) of Regulation S-K.
Response: The Company has revised its disclosure on page 80 to clarify that the dollar amount of funded and unfunded backlog currently disclosed on page 80 is at the end of fiscal year 2015. In addition, the Company has disclosed on page 80 the dollar amount of funded and unfunded backlog at the end of fiscal year 2014.
Results of Operations
Revenues, page 75

16.
You disclose that the decrease in Defense and Intelligent revenues was due to reduced revenue on certain contracts with various agencies that either had concluded or were winding down, and reduced revenue due to a net reduction in tasking on existing contracts, partially offset by revenue from an acquired entity and revenue from a new contract. While your MD&A narrative discusses the factors

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impacting revenues, the disclosure does not provide an indication as to the extent to which fluctuations in revenues are attributable to such factors. Please revise to disclose here and elsewhere in MD&A, as applicable, the contribution of each identified factor, in quantified terms if reasonably practicable, to the fluctuation in revenues. Please refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 84 and 85to quantify the contribution of each identified factor impacting revenues.
Liquidity and Capital Resources
Liquidity Risk, page 80

17.
In the last paragraph, you state that the amount of indebtedness is determined by CSC based on its views regarding an appropriate capital structure and amount of leverage. Please clarify to disclose why incurring $1.5 billion in debt, consisting of bank term loans and senior secured notes, is considered to be an appropriate capital structure. Also disclose, where appropriate, the terms of the senior secured loans and term loans, including the interest rate, maturity dates, and collateral requirements.

Response: The Company has revised its disclosure on page 90 to address the Staff’s comment.
Future Liquidity, page 80

18.
We note your disclosure that your ability to fund operating needs will depend, in part, on your future ability to continue to generate positive cash flow from operations or, if necessary, raise cash in the capital markets. Please revise to disclose the company’s expectations regarding sufficiency of short-term and long-term liquidity and capital resources following the spin-off. Please refer to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Response: The Company has revised its disclosure on page 90 to address the Staff’s comment.
Management
Our Board of Directors Following the Spin-Off and Director Independence, page 86

19.
For each director, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as director. Refer to Item 401(e)(1) of Regulation S-K.

Response: To address the Staff’s comment, the Company has revised its disclosure on page 98 to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director.
Combined Financial Statements
Note 1 – Basis of presentation and summary of significant accounting policies
Summary of significant accounting policies
Revenue recognition, page F-9

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20.
Regarding the highly customized software arrangements, you disclose on page F-11 that when vendor specific objective evidence (“VSOE”) of fair value of the undelivered element does not exist, revenues are recognized upon substantial completion. Please revise to clarify how you consider the performance obligation of post-contract customer support (“PCS”) and how the PCS term relates to your determination of substantial completion.

Response: To address the Staff’s comment, the Company has revised its disclosure on page F-11 to clarify that undelivered elements, such as post-contract customer support, are considered and revenue is recognized as the final undelivered element is delivered, generally beginning with substantial completion and delivery of the highly-customized software.

21.
In addition, we note that when VSOE of fair value for PCS is not available for highly customized software arrangements, CSC defers revenue until only one undelivered element remains and then recognizes revenue following the pattern of delivery for the final undelivered element. Please explain further why your accounting for such arrangements differs from that of CSC or revise your disclosures to clarify that the policies are the same.

Response: Our accounting policy does not differ from that of CSC. To address the Staff’s comment, the Company has revised its policy disclosure on page F-11 to more closely conform to CSC’s disclosure.

22.
As a related matter, we note that in some instances you recognize revenue on the overall arrangement ratably over the PCS period beginning with delivery of the customized software product. Please revise to describe the nature of these arrangements, clarifying if you establish VSOE of fair value for the undelivered elements in these arrangements. If you have VSOE of fair value for the undelivered elements, please explain further your basis for recognizing the entire arrangement fee ratably over the PCS period beginning with delivery of the customized software product.

Response: To address the Staff’s comment, the Company has revised its disclosure on page F-11 to clarify the following:

•
Only in situations when VSOE of fair value for the undelivered element does not exist is the entire arrangement fee recognized ratably over the period of delivering the final undelivered element, generally beginning with substantial completion and delivery of the highly-customized software.

•
If VSOE of fair value for the undelivered element does exist, but not for delivered software, the residual method is used to allocate revenue to the undelivered elements equal to their VSOE value with the remainder allocated to the delivered element.

•
When VSOE is available for undelivered elements to support accounting for highly-customized software as a separate unit of account, software revenue is recognized as the related software customization services are performed in accordance with the percentage-of-completion method.

Note 2 – Related party transactions and corporate allocations, page F-18

23.
You disclose that the financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred or held by the company had it been a separate, stand-alone entity. Please revise to provide an estimate, if practicable, of what the expenses would have

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been on a stand-alone basis, as if the company had operated as an unaffiliated entity. Please refer to Question 2 of SAB Topic 1.B.1.
Response: The Company respectfully advises the Staff that its combined financial statements include costs that the Company believes represent a reasonable allocation of a portion of expenses of CSC’s shared corporate functions. The Company respectfully submits to the Staff that, at this time, it is not practicable to estimate costs that would have been incurred had the Computer Sciences GS Business been a standalone company during the periods presented. As the design of its standalone operations and shared functions continues to be defined, the Company will disclose its estimated costs to operate as a standalone company to the extent materially different when that estimation becomes practicable. Accordingly, to address the Staff’s comment, the Company has revised its disclosure on page F-18 to explain that it is not practicable to estimate such costs at this time.
Note 18 – Commitments and contingencies, page F-47

24.
We note your disclosure on page F-52 that you are unable to estimate with confidence or certainty any possible loss or range of loss associated with these matters at this time. ASC 450 does not require estimation with certainty, as an estimate is inherently an approximation that is uncertain. Please disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4(b). CSC should consider similar revisions to their footnote disclosures in future filings.

Response: The Company acknowledges that ASC 450 requires disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company will eliminate the reference to the risk of publicity surrounding the matters disclosed and amend the language in the Contingencies subsection of the Commitments and Contingencies footnote on pages F-48 to F-52 to address the Staff’s comment that unless otherwise noted, the Computer Sciences GS Business is unable to develop a reasonable estimate of the possible loss or range of loss associated with matters disclosed at this time.

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In response to your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the Registration Statement or this letter, please contact me at (703) 641-2237 or Peter Harwich of Allen & Overy LLP at (212) 610-6471.

Sincerely,

/s/ Lawrence B. Prior III

Lawrence B. Prior III
President and Chief Executive Officer

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Copies to:

U.S. Securities and Exchange Commission
Ms. Kathleen Collins
Mr. Gabriel Eckstein
Ms. Joyce Sweeney

Computer Sciences Corporation
William L. Deckelman, Jr.

Encls.

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